UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X	FORM 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES X	NO

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (Registrant)

Date February 21, 2003	By	/s/ Douglas R. Halward (Signature)

Douglas R. Halward, President (Name and Title of the Signing Officer)

     The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated February 4, 2003

EXHIBIT B:	BC Form 51-901F together with schedules A (audited financial statements for the fiscal year ended September 30, 2002), B (supplementary information) and C (management discussion and analysis)

EXHIBIT C:	Title Page, Corporate Data Page, Directors’ Report, Notice of Annual & Extraordinary General Meeting, Information Circular, Proxy & Supplemental Mailing List Return Card

EXHIBIT A Consolidated Envirowaste Industries Inc. 27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6 TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Annual Results

Abbotsford, British Columbia – February 4, 2003

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the year ended September 30, 2002. A complete copy of the Company’s report for the year is available on the World Wide Web at www.sedar.com. Excerpts from the annual audited financial statements are as follows:

September 30	2002	2001

Revenue	$27,757,723	$26,350,677
Income before income taxes	1,538,302	1,162,919
Income tax recovery	(610,055)	—
Net earnings	2,148,357	1,162,919
Basic earnings per common share	0.22	0.12
Diluted earnings per common share	0.21	0.12
Weighted average common shares outstanding	9,949,245	9,913,799

The Company reported its second consecutive profitable year following our restructuring program. Consolidated Envirowaste Industries Inc. reported net earnings before income taxes for the year ended September 30, 2002 of $1,538,302 or $0.15 per share ($0.15 diluted) compared with $1,162,919 or $0.12 per share ($0.12 diluted) for the corresponding period of 2001. This represents a 32% increase over last year’s net earnings before income taxes. As a result of a one-time recovery of income taxes arising from the recognition of our ability to utilize prior years’ losses against current and future taxable income in our US operations, net earnings after tax were $2,148,357 or $0.22 per share ($0.21 diluted compared to after tax earnings of $1,162,919 or $0.12 per share ($0.12 diluted) for the 2001 fiscal year. Revenue rose 5% to $27.8 million while cash flow after working capital changes remained unchanged at $3.6 million compared with the year ended September 30, 2001.

With the Company on a stronger financial footing, we were able to establish and expand lending facilities with several US lenders, repay our original construction mortgage and amend our discharge permit for the Abbotsford, British Columbia facility, purchase a land parcel for future development by our Florida subsidiary, and further reduce debt.

Looking forward into 2003, we will face a number of challenges. Our US earnings will be subject to income taxes as we use up past losses. The current state of the North American economy and the related effect on investment and development in real estate, municipal budget constraints, together with the apparent resurgence of the Canadian dollar are all factors which could affect our operations.

Consolidated Envirowaste Industries Inc.	Page 2 of 2
News Release February 4, 2003

The Company is on a much more solid foundation, and ready to meet these challenges as we continue toward our goal of bringing our shareholders improved results and lasting shareholder value. Thank you for your continued support.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

     “Per James E. Darby"

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

ISSUER DETAILS

For Quarter Ended: September 30, 2002
Date of Report: February 3, 2003

Name of Issuer: Consolidated Envirowaste Industries Inc.
Issuer Address: 27715 Huntingdon Road, Abbotsford, BC, V4X 1B6

Issuer Fax Number: (604) 856-5644
Issuer Telephone Number: (604) 856-6836

Contact Name: Doug Halward
Contact Position: President
Contact Telephone Number: (604) 856-6836
Contact Email Address: wade@envirowaste.ca

Web Site Address: Not applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name: “Douglas Halward”	Date Signed: February 3, 2003

Director’s Name: “James Darby”	Date Signed: February 3, 2003

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

September 30, 2002 and 2001

Index

Auditors’ Report

Consolidated Balance Sheet

Consolidated Statement of Income and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Schedule of Consolidated Cost of Sales

Schedule of Consolidated Direct Selling Expenses

Schedule of Consolidated General and Administrative Expenses

ELLIS FOSTER
      CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com

AUDITORS’ REPORT

To the Shareholders of

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

We have audited the consolidated balance sheets of Consolidated Envirowaste Industries Inc. as at September 30, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada October 25, 2002	“ELLIS FOSTER” Chartered Accountants

EF
A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheet
September 30 , 2002 and 2001

	2002	2001

ASSETS

Current
Cash and cash equivalents	$2,559,153	$2,691,446
Term deposit, restricted (note 3)	805,840	—
Accounts receivable	2,349,973	3,228,571
Inventories (note 4)	1,084,342	1,094,800
Refundable income taxes	75,586	—
Future income tax asset	349,758	—
Prepaid expenses and deposits	281,538	324,619

	7,506,190	7,339,436
Capital assets (note 5)	5,939,120	7,603,223
Assets under capital leases (note 6)	2,200,503	92,561
Future income tax asset	252,227	—
Other assets (note 7)	67,266	103,291

	$15,965,306	$15,138,511

LIABILITIES

Current
Demand loans, secured (note 8)	$—	$252,540
Accounts payable and accrued liabilities	2,531,284	2,687,848
Deferred revenue	124,946	430,136
Principal portion of long-term debt due within one year	1,078,108	1,979,649
Principal portion of capital lease obligations due within one year	415,048	32,498

	4,149,386	5,382,671
Long-term debt (note 9)	1,404,372	3,363,469
Obligations under capital leases (note 10)	1,762,919	60,736
Loans payable (note 11)	2,386,312	2,292,422

	9,702,989	11,099,298

SHAREHOLDERS’ EQUITY
Share capital (note 12)	15,316,422	15,292,047
Unrealized foreign exchange gain	404,578	354,206
Deficit	(9,458,683)	(11,607,040)

	6,262,317	4,039,213

	$15,965,306	$15,138,511

Commitments (note 15)
Contingent liabilities (note 16)

Approved by the Directors:	“Douglas R. Halward”	“James Darby”

	Douglas R. Halward	James Darby

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Income and Deficit
Years Ended September 30, 2002 and 2001

	2002	2001

Revenue
Bulk	$2,179,592	$2,055,262
Packaged products	3,229,347	3,694,064
Tipping fees, net	22,348,784	20,601,351

	27,757,723	26,350,677
Cost of sales (schedule)	16,272,344	15,958,483

Gross margin	11,485,379	10,392,194
Direct selling expenses (schedule)	4,780,163	3,653,296
General and administrative expenses (schedule)	4,810,773	5,231,200

Operating income	1,894,443	1,507,698
Other income (expense)
Interest and sundry	82,652	99,719
Staff incentives	(442,543)	(517,406)
Gain on disposal of capital assets	3,750	72,908

Income before income taxes	1,538,302	1,162,919
Income tax expense (recovery) (note 17)	(610,055)	—

Net income for the year	2,148,357	1,162,919
Deficit, beginning of year	(11,607,040)	(12,769,959)

Deficit, end of year	$(9,458,683)	$(11,607,040)

Earnings per share - basic	$0.22	$0.12

Weighted average number of common shares outstanding - basic	9,949,245	9,913,799

Earnings per share - diluted	$0.21	0.12

Weighted average number of common shares outstanding - diluted	10,085,085	9,913,799

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Cash Flows
Years Ended September 30, 2002 and 2001

	2002	2001

Cash flows from (used in) operating activities
Net income for the year	$2,148,357	$1,162,919
Items not involving cash:
Amortization	2,127,999	2,827,243
Gain on disposal of capital assets	(3,750)	(72,908)
Unrealized foreign exchange gain	50,372	81,437
Future income taxes	(610,055)	—

	3,712,923	3,998,691
Change in non-cash working capital:
Accounts receivable	878,598	152,619
Inventories	10,458	5,619
Refundable income taxes	(75,586)	22,839
Prepaid expenses and deposits	43,081	(70,861)
Accounts payable and accrued liabilities	(148,494)	572,673
Deferred revenue	(305,190)	(271,236)
Current portion of long-term debt	(901,541)	(783,128)
Current portion of capital lease obligations	382,550	(25,793)

	3,596,799	3,601,423

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,959,097)	(1,555,650)
Increase (decrease) in obligations under capital leases, net	1,702,183	(6,124)
Increase (decrease) in loans payable	93,890	(130,090)
Issuance of share capital	24,375	—

	(138,649)	(1,691,864)

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,033,043)	(1,797,782)
Proceeds from the sale of capital assets	827,618	1,383,388
Acquisition of assets under capital leases	(2,325,429)	(29,299)
Proceeds from the sale of assets under capital leases	—	32,195
Acquisition of other assets, net	(1,209)	(15,709)

	(2,532,063)	(427,207)

Increase in cash and cash equivalents	926,087	1,482,352
Cash and cash equivalents, beginning of year	2,438,906	956,554

Cash and cash equivalents, end of year	$3,364,993	$2,438,906

Represented by:
Cash and cash equivalents	$2,559,153	$2,691,446
Term deposit, restricted	805,840	—
Demand loans, secured	—	(252,540)

	$3,364,993	$2,438,906

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery, Inc. – Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery, Inc. – Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

(e)	Capital Assets

Capital assets are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30% & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

1.	Significant Accounting Policies (continued)

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as capital assets.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over 10 years

Goodwill	Recorded at cost; amortized on a straight-line basis over 10 years

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years

Deferred acquisition costs	Recorded at cost; amortized on a straight-line basis over 4 years

Packaging design	Recorded at cost; amortized on a straight-line basis over 5 years

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash Equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2002, cash equivalents consist of $1,251,042 (2001 — $2,145,421).

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

1.	Significant Accounting Policies (continued)

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

2.	Change in Accounting Policies

(a)	Effective January 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments. As permitted by the CICA Handbook, Section 3870, the Company has chosen not to recognize any compensation cost on the grant of stock options to its employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statement.

(b)	Effective October 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings per share amount. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

2.	Change in Accounting Policies (continued)

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

The adoption of the new standard has no effect on the calculation of the diluted earnings per share amount for the prior year as the effect of common shares issuable upon the exercise of options of the Company would be anti-dilutive. Therefore, basic and diluted earnings per share would be the same.

3.	Term Deposit, Restricted

The Company’s subsidiary, CRRI, maintains a certificate of deposit with a local financial institution as security for a US $500,000 (Cdn $793,975) letter of credit issued to collateralize its bonding requirements. Subsequent to September 30, 2002, the bonding company removed their requirement to collateralize the bond resulting in the release of the certificate of deposit to general funds by the financial institution.

4.	Inventories

	2002	2001

Raw materials and supplies	$712,527	$825,951
Work-in-process	55,697	83,133
Finished goods	316,118	185,716

	$1,084,342	$1,094,800

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

5.	Capital Assets

	2002			2001

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land	$1,603,295	$—	$1,603,295	$745,948
Plant	1,432,560	681,122	751,438	649,439
Land improvements	517,479	371,745	145,734	187,138
Equipment	7,766,850	4,624,433	3,142,417	5,700,853
Office equipment	105,620	84,487	21,133	8,539
Leasehold improvements	193,714	141,611	52,103	73,932
Computer equipment	312,322	275,810	36,512	32,783
Bag plates and artwork	357,942	319,341	38,601	42,993
Automotive equipment	572,700	424,813	147,887	161,598

	$12,862,482	$6,923,362	$5,939,120	$7,603,223.00

6.	Assets Under Capital Leases

	2002			2001

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Equipment	$2,405,233	$219,538	$2,185,695	$65,234
Office equipment	49,632	34,824	14,808	27,327

	$2,454,865	$254,362	$2,200,503	$92,561.00

7.	Other Assets

	2002	2001

Deferred costs, net of accumulated amortization of $218,570 (2001 — $194,943)	$9,926	$33,553
Goodwill, net of accumulated amortization of $43,986 (2001 — $36,656)	29,327	36,657
Trademarks, net of accumulated amortization of $14,428 (2001 — $11,373)	16,532	18,378
Technology license, net of accumulated amortization of $545 (2001 — $467)	1,012	1,090
Packaging design, net of accumulated amortization of $5,240 (2001 — $2,096)	10,469	13,613

	$67,266	$103,291.00

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

8.	Demand Loans, Secured

(a)	On May 7, 2002, the Company’s subsidiary, The Answer Garden Products Ltd., established new lending facilities with the Royal Bank of Canada. The credit facility includes a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest at RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 11). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. There were no borrowings outstanding on the revolving operating lines of credit at September 30, 2002 (September 30, 2001 - $169,000). The standby loan/lease has not been drawn on.

The Company’s demand mortgage was repaid in full on April 6, 2002 (September 30, 2001 — $83,540).

(b)	During the year, the Company’s Florida subsidiary, CRRI, established a credit facility with a US lender consisting of a revolving line of credit of US $300,000 (Cdn $476,385), and equipment lease facilities totalling US $1,700,000 (Cdn $2,699,515). Interest rates for each of the loan segments are as follows:

Line of Credit:	floating at the 30-day London Interbank Offered Rate (“LIBOR”) plus 350 basis points;

Equipment Leases:	6.6% and 5.3%

The loans are secured and are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth. The loans are guaranteed by the Company, EII and Greencycle. There have been no borrowings on the line of credit and as at September 30, 2002, US $1,413,265 (Cdn $2,244,194) has been drawn down on the lease facilities.

The Company was in compliance with all covenants at September 30, 2002.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

9.	Long-term Debt

	2002	2001

Notes payable

Various notes bearing interest at rates ranging from 7.0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2006, collateralized by the related equipment	$2,482,480	$5,343,118
Less: Principal due within one year	(1,078,108)	(1,979,649)

	$1,404,372	$3,363,469

Principal obligations due within the next five years are as follows:

2003	$1,078,108
2004	688,642
2005	447,327
2006	268,403

$2,482,480

10.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2003	$540,716
2004	540,716
2005	541,532
2006	529,180
2007	366,675

Minimum lease payments	2,518,819
Less: amounts representing interest	(340,852)

Present value of obligations under capital leases	2,177,967
Less: principal due within one year	(415,048)

$1,762,919

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

11.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,086,312 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, if requested, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery, Inc.

On April 1, 1999, the Company borrowed $300,000 from a shareholder to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 8(a)). While the terms of repayment for the loans are on a demand basis, it is the lenders intent not to call for repayment of the debts on or before September 30, 2003.

The Company is currently re-negotiating the loans payable agreements to satisfy certain banking requirements to comply with the Canadian credit facility.

12.	Share Capital

Authorized: 50,000,000 common shares, no par value

Issued and fully paid:

	2002		2001

	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital

Balance, beginning of year	9,913,799	$15,945,824	9,913,799	$15,945,824
Issued during the year:
Exercise of options for cash	62,500	24,375	—	—
Share issue expenses	—	(653,777)	—	(653,777)

Balance, end of year	9,976,299	$15,316,422	9,913,799	$15,292,047

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

12.	Share Capital (continued)

(a)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of Shares	Price Per Share	Expiry Date

Directors	115,000	$0.39	December 18, 2003
Directors	402,500	0.60	March 14, 2007
Directors	15,000	0.60	March 20, 2007
Employees	42,900	0.39	December 18, 2003
Employees	41,500	0.27	February 15, 2005
Employees*	105,000	0.27	February 15, 2005
Employees	160,000	0.60	March 14, 2007
Employees**	30,000	0.60	March 14, 2007

	911,900

*	This option vested as to 70,000 shares on December 31, 2001 and will vest as to 35,000 additional shares on December 31, 2002, provided that the employee is employed by the Company on the vesting date.

**	This option is vested as to 10,000 shares on March 15, 2002 and will vest as to 10,000 additional shares each on March 31, 2003 and 2004, provided, in each case, that the employee is employed by the Company on the vesting date.

As at September 30, 2002, the Company had issued 856,900 exercisable stock options with a weighted average exercise price of $0.52. The weighted average remaining contractual life of the options outstanding is 3.6 years.

	Shares	Weighted Average Exercise Price

Outstanding at October 1, 2001	453,400	$0.55
Granted	607,500	0.60
Cancelled	(86,500)	1.42
Exercised	(62,500)	0.39

Outstanding at September 30, 2002	911,900	$0.51

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

12.	Share Capital (continued)

As required, the Company will disclose pro forma information regarding its net income as if it has accounted for its employer stock options granted under the fair value method. Under this method, the fair value of the stock options was estimated using the Black-Scholes Model with the following assumptions being made: dividend yield of 0%; an expected life of five years; expected volatility of 79% and risk-free interest rate of 5.2%. The weighted average fair value of those stock options granted in the 2002 fiscal year was $0.53.

Had the Company accounted for its stock-based compensation based on the fair value method, the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

		2002

Net income	- as reported	$2,148,357
	- pro forma	$1,832,565
Basic earnings per share	- as reported	$0.22
	- pro forma	$0.18
Diluted earnings per share	- as reported	$0.21
	- pro forma	$0.18

13.	Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2002 were amounts aggregating $740,765 (2001 — $803,999) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to the loans, as detailed in note 11, the Company entered into the following transactions with the directors of the Company:

	2002	2001

Management remuneration	$554,728	$604,222
Interest and loan fees	168,555	227,358

	$723,283	$831,580

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

14.	Geographically Segmented Information

Year Ended September 30, 2002	Canada	United States	Consolidated

Sales to unaffiliated customers	$3,917,963	$23,839,760	$27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	$4,709,744	$23,047,979	$27,757,723

Net income (loss) before income taxes	$(148,807)	$1,687,109	$1,538,302
Income tax (recovery)	(13,967)	(596,088)	(610,055)

Net income (loss) for the year	$(134,840)	$2,283,197	$2,148,357

Identifiable assets on September 30, 2002	$3,295,707	$12,669,599	$15,965,306

Year Ended September 30, 2001	Canada	United States	Consolidated

Sales to unaffiliated customers	$4,340,553	$22,010,124	$26,350,677
Inter-segment revenue (expense)	611,218	(611,218)	—

Total revenue	$4,951,771	$21,398,906	$26,350,677.00

Net income before income taxes	$148,180	$1,014,739	$1,162,919
Income tax	—	—	—

Net income for the year	$148,180	$1,014,739	$1,162,919.00

Identifiable assets on September 30, 2001	$3,692,858	$11,445,653	$15,138,511

15.	Commitments

Under the terms of a license agreement dated November 14, 1994, the Company obtained a 20-year license and an option for a further 20 years to use and sub-license certain technologies developed by the licensor. A royalty of $5,000 is payable for each sale, transfer, or other disposition of the product or any sub-license granted.

CRRI has entered into an employment agreement with a certain member of management through December 31, 2002. This agreement provides for a total monthly salary of approximately Cdn$14,609 (US$9,200) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

15.	Commitments (continued)

The Company has entered into operating leases for certain machinery equipment and office space. Rental expense under these leases was approximately Cdn$1,766,869 (including US$1,063,910) for the year ended September 30, 2002. Minimum future rental payments under these leases are as follows:

2003	$1,534,119
2004	1,270,712
2005	696,299
2006	4,482

$3,505,612

16.     Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

The Company’s Florida subsidiary has an irrevocable US $500,000 (Cdn $793,975) guaranteeing letter of credit outstanding in support of a bond issued under the terms of the green waste processing contracts. The letter of credit is secured by an interest-bearing certificate of deposit (note 3) which must be lodged for the term of the letter of credit. Subsequent to September 30, 2002, the letter of credit was released by the bonding company.

17.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	2002	2001

Provision for income taxes – current	$855,127	$558,093
Reduction of income taxes resulting from the application of prior years’ losses	(855,127)	(558,093)
Future income tax expense (recovery)	(610,055)	—

	$(610,055)	$—

At September 30, 2002, management is of the opinion that the “more likely than not” criteria have been met and in accordance with generally accepted accounting principles the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

At September 30, 2002 the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,500,000.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2002 and 2001

17.	Income Taxes (continued)

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2004	$205,000
2005	1,551,000
2006	744,000

$2,500,000

The net operating losses available to offset future revenues of the US operations are approximately US$319,400 and expire at various times through 2021.

18.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted term deposit, accounts receivable, accounts payable and accrued liabilities, loans payable and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

19.	Subsequent Events

(a)	On October 16, 2002, the Company’s subsidiary, CRRI, purchased equipment with a note payable to a US financial institution in the amount of US $440,300 (Cdn $699,174). The note is repayable in 60 monthly installments of $7,338 plus interest at LIBOR plus 3% per annum secured by the related equipment.

(b)	On October 22, 2002, the Company repaid $150,000 of the loans payable (note 11).

20.	Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Cost of Sales
Years Ended September 30, 2002 and 2001

	2002	2001

Direct materials
Inventory, beginning of year	$825,951	$783,583
Purchases of direct materials and subtrades	3,902,615	3,440,376
Testing	19,846	16,402

Cost of direct materials available for use	4,748,412	4,240,361
Less: Inventory, end of year	(712,527)	(825,951)

Direct materials used	4,035,885	3,414,410
Direct labour	4,049,733	3,772,133
Manufacturing overhead	8,289,692	8,723,953

Manufacturing costs incurred for the year	16,375,310	15,910,496
Work-in-process, beginning of year	83,133	70,670

	16,458,443	15,981,166
Less: Work-in-process, end of year	(55,697)	(83,133)

Cost of goods manufactured	16,402,746	15,898,033
Finished goods, beginning of year	185,716	246,166

	16,588,462	16,144,199
Less: Finished goods, end of year	(316,118)	(185,716)

	$16,272,344	$15,958,483

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Direct Selling Expenses
Years Ended September 30, 2002 and 2001

	2002	2001

Advertising	$55,699	$51,388
Amortization — bag plates and artwork	24,267	33,667
Automobile	3,960	3,960
Bad debts (recovery)	29,738	(144,952)
Commissions	7,700	8,400
Discounts and allowances	164,570	226,173
Entertainment and promotion	1,545	1,900
Freight out	4,065,868	2,905,650
Marketing consulting	28,303	53,928
Miscellaneous	93,119	151,922
Travel	305,394	361,260

	$4,780,163	$3,653,296

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated General and Administrative Expenses
Years Ended September 30, 2002 and 2001

	2002	2001

Advertising	$26,802	$31,575
Amortization	348,995	341,144
Automobile	30,051	24,311
Bank charges and interest	43,306	17,797
Business taxes, licenses and fees	91,470	130,835
Consulting fees	120,916	146,145
Education and training	18,460	34,787
Entertainment and promotion	80,422	64,417
Foreign exchange (gain)	2,739	(52,912)
Insurance	21,169	18,457
Interest on long-term debt	677,575	959,294
Management remuneration	308,770	304,222
Miscellaneous	38,848	49,158
Office and stationery	91,741	83,392
Professional fees	209,988	362,949
Rent and office services	154,289	148,035
Shareholder relations	36,837	31,727
Telephone	178,091	202,759
Transfer agent and filing fees	8,884	11,982
Travel	87,492	59,954
Wages and benefits	2,233,928	2,261,172

	$4,810,773	$5,231,200

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE FOURTH
QUARTER ENDED SEPTEMBER 30, 2002

SCHEDULE A:	FINANCIAL INFORMATION
See accompanying audited financial statements for the year ended September 30, 2002.

SCHEDULE B:	SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:
See accompanying audited financial statements for the year ended September 30, 2002.

2.	Related party transactions:
See Note 13 to the financial statements.

3.(a)	Summary of securities issued:
See Note 12 to the financial statements.

3.(b)	Summary of options granted:
See Note 12 to the financial statements.

4.(a)	Summary of authorized share capital:
See Note 12 to the financial statements.

4.(b)	Number and recorded value of shares issued:
See Note 12 to the financial statements.

4.(c)	Description of options, warrants and convertible securities:
See Note 12 to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:
Douglas R. Halward Derrick M. J. Rolfe
James E. H. Darby Richard J. M. Chase
Howard S. Steinberg

5.(b)	Officers:
James E. H. Darby+Chairman, Chief Executive Officer and Secretary
Douglas R. Halward+President

SCHEDULE C:	MANAGEMENT DISCUSSION

See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
September 30, 2002

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s audited consolidated financial statements for the fiscal year ended September 30, 2002 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 14 of the audited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

Consolidated Envirowaste Industries Inc. reported net earnings before income taxes for the year ended September, 2002 of $1,538,302 compared to $1,162,919 for the year ended September 30, 2001+an increase of $375,000 or 32%. In addition, the Company had a one-time recovery of income taxes arising from the recognition this year of the Company’s ability to utilize prior years’ losses against current and future taxable income in our US operations (note 17) bringing net earnings after tax to $2,148,357 or $0.22 per share ($0.21 diluted) compared to after tax net earnings of $1,162,919 or $0.12 per share ($0.12 diluted) for the 2001 fiscal year. The Company posted a 5% gain over last year’s revenue to $27.8 million with cash flow after changes in working capital items remaining unchanged at approximately $3.6 million for the year.

Net earnings before income taxes for the fourth quarter of 2002 rose $85,000 over the comparable quarter of 2001 while revenues for the quarter kept pace with last year at $6.5 million and cash flow after working capital items decreased by $166,000 over the comparable period of 2001.

In addition to its second consecutive profitable year after restructuring, the Company achieved some significant milestones this year. Those included establishing/expanding lending facilities with a several US lenders, repaying our original construction mortgage and obtaining an amended discharge permit for our Abbotsford, British Columbia facility, and the acquisition of a land parcel for future use by our Florida subsidiary.

US Operations

US revenues for the quarter, at Cdn $6,087,000 were flat compared to the fourth quarter of 2001 due to the US economic slowdown and the completion of a year-long project that completed early in the fourth quarter. Revenues for the year ended September 30, 2002 were $23,840,000+6% higher than the year ended September 30, 2001. Increased storm related activity early in the fiscal year, favorable currency translation differences, improved margins, and reductions in general and administrative overhead continue to improve bottom line results as net earnings increased from $1,014,739 for the year ended September 30, 2001 to $1,687,109 prior to a $596,088 tax recovery for the year ended September 30, 2002. Contracts requiring the removal of ground materials from sites led to an overall increase in the freight component of direct selling costs, however, our ability to find sources for the removal of processed material have served to increase our competitive advantage as we continue to be preferred suppliers to counties and contractors seeking to alleviate their green waste disposal problems. Cash flow from operations after changes in working capital items increased by approximately $88,000 over the year ended September 30, 2001.

During the year, the Company’s Florida subsidiary purchased approximately 12 acres of land on which it intends to construct a yard waste processing facility to replace an existing rented facility, and eventually, it will also construct new corporate offices and operations facilities on this site replacing those currently rented. As at September 30, 2002, the Company was actively involved in the planning and permitting process necessary to commence development and construction.

Canadian Operations

Revenue for the fourth quarter rose 9% over the comparable quarter of 2001 as sales normally occurring in our third quarter continued into the fourth quarter due to earlier poor weather conditions. This late activity and only a modest increase in our Eastern Canadian market helped offset lower spring season revenues leaving Canadian revenue down 9% to $3,951,000 for the year compared to $4,352,000 for 2001. Sales of bulk products showed a promising 9% improvement over 2001 annual sales after showing sales declines in both the first and second quarters, and only a modest improvement in the third quarter from 2001 comparable periods. Revenue for the year from tipping fees increased 5% compared to 2001.

Unutilized production capacity impacted gross margins, net earnings and cash flow from operations after working capital items compared to previous year results, however cash and cash equivalents improved by just over $70,000 from September 30, 2001 levels.

The Company fully repaid its demand mortgage used to construct the Abbotsford processing facilities and successfully amended it’s discharge permit with the Ministry of Environment during the year.

Changes in Accounting Policies

Effective January 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) recommendations relating to stock-based compensation and other stock-based payments. As permitted, the Company has chosen not to recognize any compensation cost on the grant of stock options to its employees. The Company’s pro-forma net earnings under the fair value method using the Black-Scholes option pricing model is disclosed in note 12. The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statement.

Effective October 1, 2001, the Company retroactively adopted the treasury stock method for the computation and disclosure of earnings per share as recommended by the CICA (note 2(b)). The adoption of the new standard had no effect on the calculation of diluted earnings per share amount for the prior year as the effect of common shares issuable upon the exercise of options of the Company would be anti-dilutive. Therefore, basic and diluted earnings per share would be the same.

Liquidity and Capital Resources

Operating results over the past twelve months have significantly improved cash and cash equivalents, liquidity and working capital over that of September 30, 2001 while a $776,000 reduction in combined debt and capital leases from September 30, 2001 have served to further strengthen our balance sheet.

Debt to equity at September 30, 2002 improved to 1.55:1 compared to 2.75:1 at September 30, 2001. This has given us the flexibility to improve our Canadian credit facilities and establish new credit facilities with a major US lender to continue developing the business.

Outlook

Factors such as the current anxiety in the North American economy, the related effect on investment and development in real estate, municipal budget constraints, and the apparent resurgence of the Canadian dollar are only some of many issues on our minds as we look forward tp 2003. The effect of weather patterns, which have deviated from norms over the past three to five years, and deferrals, if any, in public and private investment represent significant challenges to the Company going forward. Results in 2003 will be affected by the taxation of the US operation’s earnings as prior years’ losses become fully utilized against current earnings.

The Canadian and Florida State economies appear to be continuing to expand at a reasonable pace. The Company is ready, both from a manpower and equipment standpoint in order to meet these challenges and take advantage of opportunities going forward.

“signed”	“signed”

James E. Darby Chairman and Chief Executive Officer	Douglas R. Halward President

EXHIBIT C

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

2 0 0 3	Directors’ Report to the Members

A N N U A L	Notice of Annual & Extraordinary
General Meeting of Members

& E X T R A O R D I N A R Y	Information Circular

G E N E R A L	Audited Financial Statements for the
Fiscal Year Ended September 30, 2002
M E E T I N G

Place:	Offices of Bull, Housser & Tupper
Arbutus Boardroom, 30th Floor
1055 West Georgia Street
Vancouver, B.C.

Time:	2:00 p.m.
Date:	Tuesday, March 4, 2003

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

C O R P O R A T E	Head Office
27715 Huntingdon Road
D A T A	Abbotsford, B.C. V4X 1B6

Directors and Officers
Douglas R. Halward, Director & President
James E.H. Darby, Director, Chairman, Chief Executive Officer & Secretary
Richard J.M. Chase, Director
Derrick M.J. Rolfe, Director
Howard S. Steinberg, Director

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Bull, Housser & Tupper
Barristers & Solicitors
3000 – 1055 West Georgia Street
Vancouver, B.C. V6E 3R3

Auditors
Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, B.C. V6J 1G1

Listing
Tier 1
TSX Venture Exchange
Symbol CWD

Consolidated Envirowaste Industries Inc.

Dear Shareholders,

We are pleased to report that your Company enjoyed its second consecutive profitable year following our restructuring program. Consolidated Envirowaste Industries Inc. reported net earnings before income taxes for the year ended September 30, 2002 of $1,538,302 or $0.15 per share ($0.15 diluted) compared with $1,162,919 or $0.12 per share ($0.12 diluted) for the corresponding period of 2001. This represents a 32% increase in net earnings before income taxes. As a result of a one-time recovery of income taxes arising from the recognition of our ability to utilize prior years’ losses against current and future taxable income in our US operations, net earnings after tax were $2,148,357 or $0.22 per share ($0.21 diluted compared to after tax earnings of $1,162,919 or $0.12 per share ($0.12 diluted) for the 2001 fiscal year. Revenue rose 5% to $27.8 million while cash flow after working capital changes remained unchanged at $3.6 million compared with the year ended September 30, 2001.

With the Company on a stronger financial footing, we were able to establish and expand lending facilities with several US lenders, repay our original construction mortgage and amend our discharge permit for the Abbotsford, British Columbia facility, purchase a land parcel for future development by our Florida subsidiary, and further reduce debt.

Looking forward into 2003, we will face a number of challenges. Our US earnings will be subject to income taxes as we use up past losses. The current state of the North American economy and the related effect on investment and development in real estate, municipal budget constraints, together with the apparent resurgence of the Canadian dollar are all factors which could affect our operations.

The Company is on a much more solid foundation, and ready to meet these challenges as we continue toward our goal of bringing our shareholders improved results and lasting shareholder value. Thank you for your continued support.

On behalf of the Board of Directors

     “Per James E. Darby"

James E. Darby
Chairman and Chief Executive Officer

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING OF MEMBERS

     NOTICE IS HEREBY GIVEN that the Annual & Extraordinary General Meeting of Members of Consolidated Envirowaste Industries Inc. (hereinafter called the “Company”) will be held at the offices of Bull, Housser & Tupper, 30th Floor, Arbutus Boardroom, 1055 West Georgia Street, Vancouver, British Columbia, on Tuesday, the 4th day of March, 2003, at the hour of 2:00 p.m. (local time), for the following purposes:

(a)	To receive the report of the Directors;

(b)	To receive the financial statements of the Company for the fiscal year ended September 30, 2002, together with the report of the auditors thereon;

(c)	To appoint auditors and to authorize the Directors to fix their remuneration;

(d)	To determine the number of Directors at five;

(e)	To elect Directors;

(f)	To consider and, if deemed appropriate, approve and ratify the Company’s Share Option Plan; and

(g)	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

     The Directors’ Report to the Members and the financial statements of the Company for the fiscal year ended September 30, 2002, including the auditors’ report thereon, accompany this Notice.

     Members who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

     DATED at Abbotsford, British Columbia, this 31st day of January, 2003.

BY ORDER OF THE BOARD

“Douglas R. Halward”

Douglas R. Halward,
President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
27715 HUNTINGDON ROAD
ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604.856.6836
FAX: 604.856.5644

INFORMATION CIRCULAR

as at January 31, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Consolidated Envirowaste Industries Inc. (the “Company”) for use at the Annual & Extraordinary General Meeting of Members of the Company to be held on Tuesday, March 4, 2003 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Chief Executive Officer of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES HELD BY INTERMEDIARY

A member whose shares are held on its behalf by an intermediary will receive a Request for Voting Instructions with this Information Circular. By completing this form, a member can vote its shares at the Meeting by either:

(a)	providing instructions to management, as proxyholder for the registered holder, as to how its shares are to be voted; or

(b)	requesting a form of legal proxy which will grant the member the right to attend the Meeting and vote in person.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 9,976,299 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Member of record at the close of business on January 31, 2003 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage

Royal Bank Capital Corporation	1,666,666	16.7%
Environmental Research & Development Capital Corporation	1,666,666	16.7%

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia) (the “Act”).

Pursuant to Section 187 of the Act, the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Richard J.M. Chase, Derrick M.J. Rolfe and Howard S. Steinberg.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and	Principal Occupation or	Period as a Director
Country of Residence(1)	Employment(1)	of the Company	No. of Shares(1)

Douglas R. Halward Director and President Resident of Canada	President of the Company	May 15, 1986 to date	703,825(2)
James E.H. Darby Director, Chairman, Chief Executive Officer and Secretary Resident of Canada	Chairman and Chief Executive Officer of the Company	July 12, 1991 to date	927,434
Richard J.M. Chase Director Resident of Canada	President, Patrick Group Enterprises Inc.	August 3, 1989 to date	122,683(2)
Derrick M.J. Rolfe Director Resident of Canada	Managing Director, Environmental Research & Development Capital Corporation	September 24, 1996 to date	Nil
Howard S. Steinberg Director Resident of Canada	Partner – Merchant Banking Fund, RBC Capital Partners, July 2000 to date; previously Chief Executive Officer and Founder, 3 Generations Management & Realty, June 1988 to July 2000	March 18, 2002 to date	Nil

NOTES:

(1)	The information as to country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The description of the principal occupation or employment for Howard S. Steinberg is for the past five years.

(2)	Each of Douglas R. Halward and Richard J.M. Chase owns 375,000 shares (13.6%) of Bio-Waste Industries Limited, an inactive subsidiary of the Company’s wholly-owned subsidiary, The Answer Garden Products Ltd.

CORPORATE GOVERNANCE PRACTICES

Corporate governance is the structure and process used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The TSX Venture Exchange (the “Exchange”) requires each Tier 1 issuer to disclose to its shareholders annually information about its corporate governance practices and processes, with reference to the corporate governance disclosure guidelines contained in the TSX Toronto Stock Exchange Company Manual (the “TSX Guidelines”).

The Board of Directors believes that the Company has in place corporate governance practices that are both effective and appropriate to the Company’s size and its relatively uncomplicated business operations. Because of its size and composition, the Board does not find it necessary to appoint many committees or to have in place many formal processes in order to ensure effective corporate governance.

The Board of Directors is composed of five directors, which the Board believes is the appropriate number for the Company, in that it is small enough to facilitate effective decision-making and large enough to provide the necessary breadth of experience.

The Board has determined that the Chief Executive Officer and the President are “related directors” and that the other three directors, making up a majority of the Board, are “unrelated directors” within the meaning of the TSE Guidelines. In deciding whether a particular director is an “unrelated director”, the Board looks at the factual circumstances to determine whether the director is independent of management of the Company and free from any interest or relationship which could, or could reasonably be perceived to, interfere materially with his ability to act with a view to the best interests of the Company.

The Board of Directors has appointed three committees: the audit committee, the compensation committee and the environmental committee. The audit committee, which is made up entirely of unrelated directors, is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors. The audit committee also reviews the annual financial statements before those statements are approved by the Board. The compensation committee, which is also made up entirely of unrelated directors, is responsible for reviewing and approving compensation for the senior management of the Company. The environmental committee, which is made up of two related directors and one unrelated director, is responsible for the Company’s approach and response to matters related to the environment.

The annual capital and operating plans and the strategic plan for the Company are reviewed and approved annually by the Board of Directors. Subject to compliance with these plans, the Board has delegated day-to-day management responsibility to the Chief Executive Officer and the President of the Company. Material variations from these plans require Board approval.

Because the Board has only five members, it is well able to assess the effectiveness of the Board as a whole and the contributions made by the individual directors without instituting any formal process for that purpose.

The Board meets at least quarterly, or more often if circumstances warrant.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individual who was, at September 30, 2002, the Chief Executive Officer of the Company and in respect of the two other executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended September 30, 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards	Payouts

				Other	Securities	Long Term
				Annual	Under	Incentive	All Other
				Compen-	Options	Plan	Compen-
Name and		Salary	Bonus	sation	Granted	Payouts	sation
Principal Position	Year	($)	($)	($)	(#)	($)	($)

James E.H. Darby	2002	188,766	122,981	Nil	190,000	Nil	4,500 (1)
Chief Executive	2001	184,222	150,000	Nil	Nil	Nil	Nil
Officer of the	2000	176,655	Nil	Nil	Nil	Nil	Nil
Company

Douglas R. Halward	2002	120,000	122,981	Nil	190,000	Nil	4,500 (1)
President of the	2001	120,000	150,000	Nil	Nil	Nil	Nil
Company	2000	120,000	Nil	Nil	Nil	Nil	Nil

Steven Lubbers	2002	172,092	42,787	Nil	30,000	Nil	2,700 (1)
Vice-President,	2001	167,854	47,031	Nil	Nil	Nil	Nil
Operations of	2000	160,995	Nil	Nil	105,000	Nil	Nil
Consolidated
Resource
Recovery, Inc. (Florida)
(Florida)

NOTE:

(1)	These amounts represent the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the date the stock option was exercised.

Stock Options

The following table sets forth stock options granted during the financial year ended September 30, 2002 to the named executive officers:

Option Grants During the Most Recently Completed Financial Year

					Market Value
					of Securities
		% of Total			Underlying
	Securities	Options		Exercise or	Options on the
	Under Options	Granted to		Base Price	Date of Grant
Name	Granted	Employees in		($/Security)	($/Security)	Expiration Date
	(#)	Financial Year

James E.H. Darby	190,000	33.3	%(1)	$0.60	$0.75	March 14/07

Douglas R. Halward	190,000	33.3	%(1)	$0.60	$0.75	March 14/07

Steven Lubbers	30,000	5.3	%(1)	$0.60	$0.75	March 14/07

NOTE:

(1)	These figures were calculated as the options granted to each of Messrs. Darby, Halward and Lubbers as compared to the total number of employee options granted during the financial year ended September 30, 2002. Although Messrs. Darby and Halward are directors of the Company and the options granted to them were in their capacity as directors, for the purpose of this table they are being treated as employee stock options as they are the Chief Executive Officer and President of the Company, respectively. The option granted to Mr. Lubbers was granted in his capacity as an employee. The total number of options granted to employees (including Messrs. Darby, Halward and Lubbers’ options above) during the financial year ended September 30, 2002 was 570,000.

The following table sets forth details of each exercise of stock options during the financial year ended September 30, 2002 by the named executive officers and the financial year end value of unexercised options on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

				Value of
				Unexercised in the
			Unexercised	Money-Options at
	Securities		Options at FY-End	FY-End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

James E.H. Darby	12,500	$4,500	290,000(2) (Exercisable)	$21,000

Douglas R. Halward	12,500	$4,500	190,000(3) (Exercisable)	Nil

Steven Lubbers	7,500	$2,700	135,000(4) (80,000 – Exercisable & 55,000 Unexercisable)	$34,650 ($23,100 – Exercisable & $11,550 Unexercisable)

NOTES:

(1)	Based on the closing price of $0.60 for the shares of the Company on September 30, 2002, the financial year end of the Company.

(2)	Stock option to purchase 100,000 shares at $0.39 per share granted on December 18, 1998 for a term of five years and stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(3)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 105,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years and stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years. The stock option to purchase 30,000 shares vested as to 10,000 shares on March 15, 2002 and will vest as to 10,000 shares on each of March 15, 2003 and March 15, 2004, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on the vesting date.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the named executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has in place a three-year employment agreement made January 1, 2002 with James E.H. Darby, the Secretary, Chairman and Chief Executive Officer of the Company, for his full-time services. The agreement with Mr. Darby provides for an annual bonus payable on the basis of quantitative and qualitative performance measurement standards, and, in the event of dismissal without cause or constructive dismissal, for the payment by the Company of a severance allowance in an amount equal to his then-current annual salary through to the second anniversary of the date of termination, either by way of a lump sum or by continuation of the regularly scheduled salary payments.

The Company has in place a three-year employment agreement made January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.

The Company’s wholly-owned subsidiary, Consolidated Resource Recovery, Inc. (Florida) (“CRR”), had in place an employment agreement made effective January 1, 2000 with Steven Lubbers for a term of 36 months terminating December 31, 2002. That contract provided for a bonus payable from a bonus pool established on the basis of net profit realized by CRR, and for a severance allowance in an amount equal to Mr. Lubbers’ then-current annual salary and average annual bonus, payable in the event Mr. Lubbers is dismissed without cause or on a change of control. The Company expects to conclude a substantially similar agreement with Mr. Lubbers shortly, for the period commencing January 1, 2003.

Each of these agreements also includes confidentiality and non-competition provisions.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the named executive officers (the “Other Directors”), except stock options. During the financial year ended September 30, 2002:

(a)	on March 8, 2002, each of Richard Chase and Derrick Rolfe exercised stock options previously granted to him entitling him to purchase 7,500 Common shares in the capital of the Company at a price of $0.39 per share. The net aggregate value to each of them on the date of exercise was $2,700;

(b)	on March 15, 2002, Derrick Rolfe was granted a stock option to purchase 22,500 Common shares in the capital of the Company exercisable for a term of five years expiring on March 14, 2007 at a price of $0.60 per share; and

(c)	on March 21, 2002, Howard S. Steinberg was granted a stock option to purchase 15,000 Common shares in the capital of the Company exercisable for a term of five years expiring on March 20, 2007 at a price of $0.60 per share.

The exercise price of the foregoing options was not lower than the closing market price of the Company’s shares for the trading day immediately preceding the date of granting of the options less any available discounts, in accordance with the rules of the TSX Venture Exchange. The terms of the option agreements provide that the options will terminate at the close of business on the date upon which the optionee ceases to be a director of the Company or on such date, not later than one year following the date upon which the optionee ceases to be a director of the Company, as may be determined by the directors of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Partial Repayment of Loans to Douglas R. Halward and James E.H. Darby

The following table sets out the particulars of monies repaid by the Company to Messrs. Halward and Darby since the beginning of the Company’s most recently completed financial year pursuant to outstanding loans:

		Amount Outstanding
		as at September 30,	Amount Outstanding
	Amount Repaid	2002 (including	as at January 31, 2003
Name of Insider	in Fiscal 2002	interest)	(including interest)

Douglas R. Halward	$4,875	$230,653	Nil
James E.H. Darby	$354,937	$1,923,238	$1,965,274

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since October 1, 2001 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint Ellis Foster as auditors of the Company and to authorize the directors to fix their remuneration. Ellis Foster were first appointed auditors of the Company on January 21, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Share Option Plan

On August 21, 2002, the Exchange published its revised Corporate Finance Manual. Under the Exchange’s revised policy governing stock options, all issuers are required to adopt a share option plan pursuant to which stock options may be granted. The Company currently does not have a share option plan and has to date granted stock options on an individual basis.

The Company proposes to adopt a share option plan (the “Plan”) for the benefit of directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the Exchange, subject to approval by the members of the Company and acceptance by the Exchange. The Company currently has outstanding options to purchase 911,900 Common shares. If the Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms. The principal features of the Plan are as follows:

1.          The maximum number of Common shares issuable pursuant to the Plan (including all options that were outstanding when the Plan was adopted) shall not exceed 1,995,260 Common shares, being 20% of the Company’s issued and outstanding Common shares as at the date of the Meeting.

2.          The maximum number of shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant (in the case of a consultant, as defined by the Exchange’s policies, the annual maximum is 2%).

In the case where the holder of an option is engaged in investor relations activities (as defined by the Exchange’s policies) for the Company or one of its subsidiaries, the total number of shares under option may not exceed 2% of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant.

3.          The options granted will have a maximum term of 10 years from the date of grant.

4.          The option is non-assignable and non-transferable.

5.          If an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities.

6.          In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

7.          Any Common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

A copy of the Plan is attached as Schedule A to this Information Circular.

The policies of the Exchange require the Plan to be approved by a majority of the votes cast at the Meeting other than votes attached to securities beneficially owned by insiders of the Company to whom options may be granted under the Plan and their associates. Accordingly, the members of the Company, with the insiders of the Company and their associates abstaining from voting, will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1. the Corporation is hereby authorized to implement the Share Option Plan (the “Plan”) as described in the Information Circular of the Company dated January 31, 2003 and attached as Schedule A thereto, and such Plan is hereby ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

2. the number of Common shares in the capital of the Company to be reserved pursuant to the Plan is set at 1,995,260;

3. the outstanding options to purchase 911,900 Common shares of the Company, which were granted prior to the implementation of the Plan, remain in effect and are exercisable in accordance with their terms and are deemed to be issued under the terms of the Plan for the purpose of determining the number of shares issuable under the Plan; and

4. any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with the implementation of the Plan.”

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Abbotsford, British Columbia, this 31st day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas R. Halward”

Douglas R. Halward,
President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: January 31, 2003

“James E.H. Darby”	“Douglas R. Halward”

James E.H. Darby, Chief Executive Officer	Douglas R. Halward, President

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual & Extraordinary
Name of Company: CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (the “Company”)
Meeting Date & Time: Tuesday, March 4, 2003 – 2:00 p.m.
Meeting Location: Offices of Bull, Housser & Tupper, 30th Floor, Arbutus Boardroom, 1055 West Georgia Street, Vancouver, BC
(the “Meeting”)

The undersigned member of the Company hereby appoints Douglas R. Halward, President, or, failing him, James E.H. Darby, Chief Executive Officer, or, in place of both of the foregoing,                                                                                             (print name), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and in the name of the undersigned member at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

		FOR	AGAINST			FOR	WITHHOLD

1.	To authorize the Directors to fix the Auditors’ remuneration	☐	☐	4.	To appoint Ellis Foster as the Auditors	☐	☐
				5.	To elect Douglas R. Halward as a Director	☐	☐
2.	To determine the number of Directors at five	☐	☐
				6.	To elect James E.H. Darby as a Director	☐	☐
3.	To consider and, if deemed appropriate, approve and ratify the Company’s Share Option Plan	☐	☐	7.	To elect Richard J.M. Chase as a Director	☐	☐

				8.	To elect Derrick M.J. Rolfe as a Director	☐	☐

				9.	To elect Howard S. Steinberg as a Director	☐	☐

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Please sign here:

Date:

This proxy form is not valid unless it is signed and dated. To be valid, this proxy form DULY EXECUTED AND DATED must arrive at the offices of the Company’s transfer agent, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is 604.683.3694.

NOTES:

1.	YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.

2.	Please date and sign exactly as the shares are registered and return promptly.

3.	If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

4.	In the case of shares registered in the name of two or more persons (including legal representatives), the vote of the senior who exercises a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

5.	The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified on page one of this proxy.

6.	If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Please contact your broker or the Company if you have any questions.

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-101)

2003 ANNUAL & EXTRAORDINARY GENERAL MEETING

TO:    CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

The undersigned certifies that he is the owner of securities (other than debt instruments) of Consolidated Envirowaste Industries Inc. (the “Company”) and requests that he be placed on the Company’s Supplemental Mailing List in respect of its interim financial statements for the ensuing year.

DATED:

Signature

Name – Please print

Address

Postal Code

NOTE:

If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements for the ensuing year, please complete and return this card to:

Computershare Trust Company of Canada
4th Floor – 510 Burrard Street
Vancouver, B.C.
V6C 3B9